SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For _____**fiscal year 2000**_____

_____**QUEBECOR WORLD INC.**_____
(Translation of Registrant's Name into English)

_____612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8_____
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ____   Form 40-F __**X**__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No __**X**__

Management's discussion and analysis
of
QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.   Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2000.

Note: This document will be incorporated in the Corporation's 2000 Annual Report, which will be forwarded to the shareholders at a later date.

Financial Condition and Results of Operations

OVERVIEW

Quebecor World is the largest commercial printer in the world.

We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics and other value added services, and directories. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

The Company's strategy during the year 2000 was to continue to focus on the integration of operations, from North American and International perspectives, and on maximization of free cash flow.

ACQUISITION AND DISPOSITIONS

In pursuing our vision of strengthening our core business, the Company has completed the following acquisition and divestitures:



REVENUES *($ millions)*

3,808 — 1998
4,953 — 1999
6,521 — 2000

In 1999, we acquired World Color Press, Inc. ("WCP"). It was the largest business acquisition ever undertaken in the history of the commercial printing industry.

The transaction took place as follows: On July 12, 1999, through an indirect wholly owned subsidiary Printing Acquisition Inc. ("Acquisition Inc."), we entered into a merger agreement with WCP, the second largest commercial printer in the United States. On July 16, 1999, through Acquisition Inc., we commenced a tender offer to acquire up to 23.5 million shares of WCP's common stock at a price of $35.69 per share. On August 20, 1999, Acquisition Inc. acquired 19.2 million or 50.4% of WCP's common shares. On October 8, 1999, we completed the merger through conversion of the remaining 49.6% of the outstanding common shares of WCP into 1.2685 of our Subordinate Voting Shares and $8.18 in cash per WCP's share. The total consideration was $2.7 billion, including the assumption of debt and the issuance of approximately 25 million of our Subordinate Voting Shares. The cash consideration for the WCP shares totaled $853 million and was financed through drawdowns on our acquisition bank facility.

Based on the above, we have consolidated WCP's results since August 20, 1999, with a minority interest equivalent to 49.6% of WCP's outstanding common stock recorded for the period of August 20, 1999 through October 8, 1999.

In 2000, we completed our program initiated during 1998 to exit non-core operations.

In August 2000, we sold the operating assets of our North American CD-ROM replication business.

In October 1999, we sold the operating assets of our BA Banknote Division.

In September 1998, we sold our check and credit card businesses.

RESULTS OF OPERATIONS

Financial highlights

We achieved another record year in terms of revenues and operating margins.

Revenues in 2000 were $6,521 million from $4,953 million in 1999 and $3,808 million in 1998. The increases of 32% in 2000 and 30% in 1999 compared to prior years were largely attributable to the inclusion of WCP operations. Earnings before interest, taxes, depreciation, amortization (EBITDA) before restructuring and other charges increased by 41% or $312 million to $1,070 million in 2000. EBITDA in 1999 and 1998 was $758 million and $541 million respectively. The improvement in the EBITDA margins to 16.4% in 2000 from 14.2% in 1998 to 15.3% in 1999 was due primarily to the contribution from acquisitions as well as efficiencies in retooled plants in the United States. Operations also benefited from organic growth. In 2000, operating income from Europe was unfavorably impacted by foreign exchange translation and fixed costs related to the shutdown of a plant during the second quarter of 2000. North American operating margins improved to 11.4% in 2000 from 9.8% in 1999 and 7.8% in 1998, despite the sale of the North American CD-ROM replication business in 2000, the operating assets of BA Banknote in 1999 and the check and credit card businesses in 1998.

Net income before restructuring and other charges rose to $293 million, or $1.93 per share from $205 million, or $1.55 per share in 1999 and $160 million, or $1.29 per share

Quebecor World is the LARGEST commercial printer in the WORLD, achieving another RECORD YEAR in terms of revenues and operating margins.

in 1998. Cash earnings per share (earnings per share adjusted to exclude goodwill amortization) before restructuring and other charges were $2.34 in 2000, an increase of 30% when compared to $1.80 in 1999. It stood at $1.44 in 1998. Operating margins attained a record level of 11.1% in 2000, from 9.5% in 1999 and 8.3% in 1998. This improvement is a result of the acquisition of WCP, as well as organic growth coming principally from the Canadian operations.

In 2000, we completed our program initiated during 1998 to exit non-core operations. In 1998, we sold the check and credit card businesses. In 1999 this program continued with the sale of the operating assets of our BA Banknote Division. We closed the sale of our North American CD-ROM replicating and fullfilment facilities in 2000.

Revenues from North America represented 84% (United States 68% and Canada 16%) of our total 2000 revenues. The increase in revenues from the United States over 1998 was mostly the result of the acquisition of WCP. Approximately 87% of our total 2000 operating income was generated from the North American operations (72% United States and 15% Canada). The remaining revenues and operating income were contributed primarily by European operations and acquisitions in Austria and Spain in 1999, but were unfavorably impacted by the decrease in the Euro.

Included in our revenue numbers is the value of the paper we purchase for many of our print customers. Our primary raw material is paper, the pricing of which can fluctuate and these fluctuations can cause major swings in revenues and cost of sales. Generally, higher and lower paper prices are passed on to our customers. In 1998, paper prices declined from previous years and availability was plentiful for most grades of paper. Early in 1999, paper prices in general continued to decline moderately. In the fourth quarter of 1999, and through the first three quarters of 2000, paper prices increased almost quarterly (depending on grade). This was due primarily to increased paper demand growth accompanied by only minor increases in global paper capacity. We believe that a slowdown in general economic conditions and moderating paper demand starting in the fourth quarter of 2000 and continuing through 2001, paper prices should level off in 2001. In the longer term, we expect that there will be fewer adjustments in paper prices due to paper companies determination to manage the supply side of their business more effectively.

Revenues

Consolidated revenues increased by $1,568 million or 32% to $6,521 million in 2000 from prior year revenues of $4,953 million and by $1,145 million in 1999 from $3,808 million in 1998. These increases were due primarily to the acquisition of WCP in August 1999, as discussed above. In North America, when compared to prior years, the revenue base was maintained despite plant closures and disposal of non-core businesses. Internal growth in Europe was mostly offset by the unfavorable conversion of foreign-currency denominated sales into U.S. dollars.

Magazine revenues continued to be our largest product category, representing 28% of our total revenues in 2000, and 29% in 1999 and 1998, respectively. During 2000, the Company focused on pre-media business and created the new entity Que-Net


EBITDA ($ millions)
EBITDA MARGINS (%)
541
758
1,070
14.2%
15.3%
16.4%
1998
1999*
2000*

* Before restructuring and other charges


NET INCOME ($ millions)
EPS AND CASH EPS ($)
160
205
293
$1.44
$1.29
$1.80
$1.55
$2.34
$1.93
1998
1999*
2000*
Cash EPS
EPS

* Before restructuring and other charges

Financial Condition and Results of Operations (cont'd)

Media™ and despite the sale of the CD-ROM replication, the bank notes, the check and credit card businesses, the category pre-media, logistics and other value added services remained stable due to increased focus on identifying items out of other revenue categories. The variation in revenues from retail inserts is also partially explained by the decrease in demand in the American market during the last quarter of 2000.

Operating expenses

Cost of sales increased $1,146 million or 30% to $4,992 million in 2000 from $3,846 million in 1999. In 1998, cost of sales was $2,980 million. Gross profit margins improved to 23.5% in 2000 from 22.3% in 1999 and 21.7% in 1998 due to efficiencies from retooling certain plants in the United States and net cost

savings and synergies resulting from the integration of acquired businesses.

Selling, general and administrative expenses increased to $459 million in 2000 from $348 million in 1999 and $287 million in 1998. The increase in 2000 and 1999 was due primarily to the acquisition of WCP. In 2000, the gain on sale of non-core businesses and investment of $13 million and non-operating expenses related to plant shutdown, equipment relocation and installation of $12 million were included in selling, general and administrative expenses. In addition, the increase in 1999 was impacted by the inclusion of a $13 million gain on the sale of the check and credit card businesses recorded in 1998. As a percentage of revenues, these expenses in 2000 and 1999 stood at 7.0%, a meaningful decrease

compared with 7.5% in 1998 due to benefits derived from cost saving initiatives such as the consolidation of general and administrative activities in the United States.

Depreciation and amortization was $345 million in 2000 compared to $286 million in the previous year and $224 million in 1998. The increase primarily reflects the depreciation of plants, property and equipment from business acquisitions and capital spending in prior years. We expect to spend approximately $250 million in 2001 on capital expenditures.

In general, operating income was unfavorably impacted by foreign exchange translation, mainly for Europe, and fixed costs related to shutdown of plants during the first half of 2000.

Financial expenses increased to $231 million in 2000 from $122 million in 1999 and $64 million in 1998. The increase of 89% and 90% in 2000 and 1999 respectively was a result of the total debt incurred and assumed in acquisitions as well as the increase in short-term interest rates compared with prior years. In 2000, a gain on redemption of debentures of $4 million was recorded in reduction of financial expenses. The EBITDA coverage ratio was 4.6 times in 2000 compared to 6.2 in 1999 and 8.4 in 1998.

Income taxes of $138 million for 2000 represented an effective tax rate of 27.8%, compared to 28.4% in 1999 and 28.8% in 1998. The decrease in tax rates over the last three years is due primarily to a decrease in international statutory rates resulted from our expansion into jurisdictions where the tax rate was lower. The effect of the improvement in 1999 over 1998 of the international tax rate was reduced by the lower deduction for the use of tax loss

BREAKDOWN OF REVENUES

Description	2000	2000	1999	1998
by geographic segment	($ millions)			
United States	4,475	68%	59%	54%
Canada	1,050	16%	20%	24%
North America	5,525	84%	79%	78%
Europe	890	14%	19%	20%
Latin America	112	2%	2%	2%
Intersegment	(7)	–	–	–
	6,521	100%	100%	100%
by product				
Magazines	1,817	28%	29%	29%
Retails inserts	1,168	18%	21%	21%
Catalogs	1,066	16%	15%	16%
Speciality printing and direct mail	920	14%	11%	10%
Books	791	12%	13%	13%
Pre-media, logistics and other value-added services	406	6%	6%	7%
Directories	353	6%	5%	4%
	6,521	100%	100%	100%

Quebecor World's operating performance generated an alltime HIGH free cash flow

carryforwards against taxable income.

Minority interest was $2 million in 2000 compared to $13 million in 1999 and $3 million in 1998. The decrease of $11 million in 2000 was explained by the one-time increase in 1999 related to the 49.6% minority interest recorded for WCP results from August 20 to October 8, 1999.

Goodwill amortization net of taxes increased by 91% or $29 million to $61 million in 2000 from $32 million in 1999. In 1999, goodwill amortization increased by 87% from $17 million in 1998. These increases resulted from the $1.9 billion in goodwill created in 1999 principally by the WCP acquisition, which is being amortized over 40 years.

Restructuring and other charges

In 1999, we recorded restructuring and other charges totaling $180 million pre-tax or $127 million after-tax. The restructuring and other charges were recognized primarily to integrate the WCP acquisition into our operations and also to reorganize our operations in France. The integration strategy included plans to consolidate duplicate facilities and functions, with a particular focus on increasing plant specialization, exit certain manufacturing facilities that were underperforming, streamline administrative management and the sales force and sell certain non-core operations. During 2000, the Company implemented other restructuring initiatives resulting in termination of employees for $18 million and write-down of assets for $10 million. These initiatives covered further integration of European facilities following difficult market conditions as well as overall administrative and production functions and increased focus on conversion to digital pre-media. Non–cash items mainly covered further assets rendered idle as a result of the significant restructuring undertaken in 1999. In addition, the Company determined that $31 million of the original restructuring charge established in 1999 would not be utilized because of changes in management's decisions following the need for the capacity available to meet customer demand as well as newly contracted business.

Synergies and Cost Savings

In the year 2000 the consolidation initiatives implemented to date resulted in annualized synergies and cost savings reaching approximately $60 million which exceeded our original business plan of $50 million. As previously discussed, workforce reduction, manufacturing consolidation and additional costs of goods sold savings contributed to this achievement. In addition, we reduced administrative costs by centralizing corporate head offices and unifying sales force in North America. In 2001, based on initiatives already undertaken, we expect to bring total annualized savings to a level of $90 million and to almost $110 million by 2002.

LIQUIDITY AND CAPITAL RESOURCES

Operating performance reached an all-time high free cash flow. Free cash flow from operations represents the cash provided from operating activities, less capital expenditures net of proceed from disposals and preferred share dividends.

Operating activities

During 2000, we generated a high level of cash provided from operating activities, reaching $918 million compared to $710 million in 1999 and $414 million in 1998. This increase in 2000 was achieved with a further decrease in non-cash working capital and in spite of disbursements related to restructuring costs and the settlement of acquisition-related liabilities. At December 31, 2000, working capital was ($67) million versus $73 million at December 31, 1999 and $248 million at December 31, 1998. The decrease in 2000 of $140 million was mainly due to the increase of the asset securitization program by $100 million and to additional accrued expenses generated from the completion of the purchase equation of WCP. The Company also continued to focus on the improvement of the collection of the accounts receivable. In 1999, the increase in cash provided from operating activities was due primarily to business acquisitions and a decrease in non-cash working capital.

We originally entered into a U.S. securitization program in 1999 to a maximum limit of $408 million which included the WCP asset securitization program in place since 1997. In 2000, the program's limit was increased from $408 million to $510 million. Accordingly, trade receivables at December 31, 2000 were reduced by $100 million. We also maintained our 1998 Canadian asset securitization program allowing for a maximum of CDN$125 million. At December 31, 2000, $500 million and CDN$108 million ($72 million) were outstanding under the respective asset securitization programs.

Financing activities

Financing activities include net borrowings, dividend payments and share repurchases. Our net borrowing level declined by $608 million in 2000 compared with an

Financial Condition and Results of Operations (cont'd)



BREAKDOWN OF FREE CASH FLOW
($ millions)

- Net proceed from disposal of non-core business, investments and other assets
- Cash provided from operating activities
- Dividends on preferred shares
- Capital expenditures

increase of $241 million in 1999 and $162 million in 1998. The decline in 2000 was the result of strong free cash flow from operations. The increase in prior years was the result of the refinancing of our bank facilities for the business acquisition in 1999 and higher capital spending in 1998.

In 2000, we repurchased for cancellation, under the Normal Course Issuer Bid announced on April 4, 2000, a total of 1,751,508 Subordinate Voting Shares for a total cost, net of premium on puts sold, of approximately CDN$59 million ($42 million), at an average cost per share of CDN$33.81 ($23.75). We have committed to repurchase for cancellation 648,823 shares at an average price per share of approximately CDN$37.10 ($24.74) for settlement in January

2001 and 1,025,000 shares at an average price per share of approximately CDN$36.04 ($24.04) for settlement prior to April 2001. The issuer bid was funded with cash proceeds, totaling $57 million for year of 2000, from the sale of non-core businesses including the sales of MDC Communication Corporation shares, and operating assets of our North American CD-ROM replication business, other assets made redundant as a result of the manufacturing platform and the realization of accelerated monetization of secondary assets.

Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totaled $0.33 per share compared to $0.28 per share in 1999 and $0.24 per share in 1998, an increase of 18% over 1999 and 38% from 1998. We also paid dividends of CDN$1.25 per share on our First Preferred Shares Series 2 in 2000, 1999 and 1998.

Investing, divesting and restructuring activities
Capital expenditures, net of proceeds from disposals, totaled $218 million compared to $169 million and $312 million in 1999 and 1998, respectively. Spending levels in 2000 reflected the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain technological leadership, efficient plants, and continually increase productivity. Under this program, we invested $242 million in 2000 including $121 million on new equipment and $55 million on replacement of existing equipment and environmental compliance. The balance was spent on redeployment of equipment from facilities

being shut down to those where increased productivity and cost efficiencies could be achieved. In 2001, capital expenditures are expected to be approximately $250 million to maintain our existing assets and to invest in new projects for expansion in selected markets.

In 2000, we completed our initiative to sell operations and assets no longer aligned with our core business. In 2000, we generated a net cash proceed of $44 million from the sale of the operating assets of our North American CD-ROM replication business, $13 million from the disposal of our investment in MDC Communication Corporation and $24 million from disposal of buildings and other assets. In 1999, we generated $18 million from the sale of our BA Banknote Division and $33 million from selling our check and credit card businesses in 1998. In addition, we generated, in 1999, $29 million from the disposal of investment and other assets, mainly in the United States.

In 2000, we invested an amount of CDN$20 million ($13.5 million) in Nurun Inc, an affiliated company, to support the needs of our customers and to further develop supply efficiencies.

In 1999, we made a major business acquisition of WCP as previously mentioned and several strategic acquisitions in Spain, Austria and Argentina. During the year ended December 31, 1998, we made a number of acquisitions to complement our operations including the acquisition of Tryckinvest i Norden AB ("TINA"), the largest printer in Northern Europe.

During 2000, the Company pursued the activities underlying the restructuring plan. During the year, restructuring and other charges consisted primarily of $82 million

In 2000, Quebecor World
has SURPASSED it's TARGET for
debt-to-capitalization ratio.

for the write-down of impaired and idle assets. The workforce reduction costs, representing $29 million, included severance, benefits and other personnel costs. Other charges included $8 million of costs to exit facilities, and $9 million of other and special charges. In 1999, $20 million related to write-down of impaired and idle assets while workforce reduction costs represented $9 million. In addition, during the year, we closed seven facilities, after having closed five facilities in 1999 and three others in 1998, in order to improve margins and return on capital employed.

FINANCIAL POSITION

The Company had committed for 2000 a debt-to-capitalization ratio of 50:50 and a free cash flow of $450 million. Target is surpassed.

At December 31, 2000, our debt-to-capitalization ratio decreased to 47:53 from 55:45 at December 31, 1999 and was 44:56 at December 31, 1998. Our total debt at December 31, 2000, 1999 and 1998 was $2,209 million, $2,840 million and $1,250 million respectively, including convertible notes for a principal amount of $154 million in 2000, $180 million in 1999 and $58 million in 1998. Our weighted average borrowing rate was 7.3% at December 31, 2000 compared to 6.7% at December 31, 1999 and to 5.6% at December 31, 1998, as a result of higher floating rates of interest. The increase in our debt in 1999 was primarily due to the $923 million of debt incurred for business acquisitions and the $1,258 million of debt assumed in the acquisition of WCP. The operating performance generated a free cash flow of $747 million in 2000, far exceeding the Company's target. During 2000, the Company focused on the majority of its free cash flow from operations, approximately $600 million, on

paying down bank borrowings and dividends to stockholders of equity shares. In 1999 and 1998, we generated $553 million and $125 million respectively of free cash flow from operations. Our securitization program amounted to $572 million as of December 31, 2000 compared with $469 million and $81 million as of December 31, 1999 and 1998.

During 2000, we continued to focus on paying down and refinancing bank borrowing. On July 12, 2000, we issued Senior Notes for a principal amount of $250 million comprised of two tranches. The first tranche of $175 million bearing interest rate of 8.42% matures on July 15, 2010, while the second tranche of $75 million bearing interest rate of 8.52% matures on July 15, 2012. A second private placement took place on September 13, 2000 for a principal amount of $121 million comprised of two tranches. The first tranche of $91 million bears interest at 8.54% and matures on September 15, 2015, while the second tranche of $30 million bearing interest at 8.69% matures on September 15, 2020. Net proceeds from the Notes were used to repay bank borrowings related to the acquisition of WCP. The key objectives of these private placements were to extend maturities of our long-term debt as well as diversify funding sources.

Debt assumed from WCP and outstanding at December 31, 1999 included two senior subordinated notes having fair market values of $302 million and $289 million at the time of acquisition and maturing in 2008 and 2009, respectively. Also assumed were WCP's convertible senior subordinated notes amounting to $144 million at year-end, including the equity portion, and maturing in 2007. Each note outstanding is convertible into the right to receive 30.5884 of our Subordinate Voting Shares at a price of $26.24



TOTAL DEBT-TO-CAPITALIZATION
($ millions except debt-to capitalization ratio)

- Convertible notes
- Total debt
- Minority interest
- Shareholders' equity
- Ratio Debt-to-Capitalization

per share and $197.25 in cash. During 2000, we repurchased in the open market $25 million of the notes, as at December 31, 2000 the aggregate principal amount, was $120 million.

We believe that our liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future. Our total required principal repayments on long-term debt and convertible notes are $87 million in 2001 and $32 million in 2002.

RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates. However,

Financial Condition and Results of Operations (cont'd)

we manage this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. Our interest rate swap agreements hedge obligations with a notional value of $20 million in euros and expire in April 2003. Our cross currency interest rate swap agreements hedge obligations with a notional value of $147 million in euros and Swedish Krona and expire between January 2001 and December 2002. These agreements did not have a material impact on the financial statements for the periods presented.

We have also entered into foreign exchange forward contracts to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales, and to manage our foreign exchange exposure on certain liabilities. Contracts outstanding at year-end have a notional value of $387 million. As at December 31, 2000, a change of 0.25% in floating interest rate would result in a variation of $3.5 million in our financial expenses.

While the counterpart of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties we deal with. We do not hold or issue any derivative financial instruments for speculative purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of December 31, 2000, we had no significant concentrations of credit risk. We believe that the product and geographic diversity of our customer base is instrumental in reducing our credit risk, as well as the impact on our local market or product-line demand. We have long-term contracts with most of our largest customers. These contracts generally include price-adjustment clauses based on the cost of paper, ink and labor. We do not believe that we are exposed to an unusual level of customer credit risk.

The primary raw materials used in our manufacturing process are paper and ink. We use our purchasing power as one of the major buyers in the printing industry to obtain the best prices, terms, quality control and service. To maximize our purchasing power, we negotiate with a limited number of suppliers.

In 2000, we had 83 collective bargaining agreements in North America. Of this total, 20 agreements expired in 2000 and 9 are still under negotiation. In addition, 17 collective bargaining agreements covering 2,835 employees will expire in 2001. The Company has approximately 11,000 unionized employees in North America. Moreover, 64 of our plants in North America are non-unionized.

ACCOUNTING POLICIES

Significant differences between generally accepted accounting principles ("GAAP") in Canada and the United States are presented in Note 21 to the Consolidated Financial Statements.

In 1999, the Company adopted the new disclosure guideline in Canada concerning the statement of cash flows and the presentation of goodwill amortization after income taxes, as recommended by the Canadian Institute of Chartered Accountants.

In 1998 and 1999, the Accounting Standards Board of the Canadian Institute of Chartered Accountants adopted new requirements related to the accounting for employee future benefits and deferred income taxes with the possibility of adoption in the year 2000. Essentially, these new Canadian guidelines are in line with the United States FAS 106 and 109 covering the same subjects. In the first quarter of 2000, we adopted these new accounting guidelines and applied the recommendations retroactively, restating comparative periods, the cumulative effect of these changes is presented in Note 2 of the Consolidated Financial Statements.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FOR WARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: (s)   CARL GAUVREAU

Name: Carl Gauvreau

Title: Vice President and Corporate Controller

Date: **February 13, 2001**